UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 35)

Genomic Health, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37244C101
(CUSIP Number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

November 28, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37244C101	Page 2 of 12 Pages

1		NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,664,539 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,664,539 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,664,539 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.9% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Includes 82,765 shares of the common stock of Genomic Health, Inc. (the “Issuer”) underlying options directly held by Julian C. Baker, 66,265 shares of the Issuer’s common stock underlying options directly held by Felix J. Baker, 32,257 shares of the Issuer’s common stock directly held by Julian C. Baker and 8,162 shares of the Issuer’s common stock directly held by Felix J. Baker.
(2)	Based on 36,123,297 shares of the Issuer’s common stock outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 8, 2018.

Page 2 of 12 Pages

CUSIP No. 37244C101	Page 3 of 12 Pages

1		NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,664,539 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,664,539 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,664,539 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.9% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Includes 82,765 shares of the common stock of the Issuer underlying options directly held by Julian C. Baker, 66,265 shares of the Issuer’s common stock underlying options directly held by Felix J. Baker, 32,257 shares of the Issuer’s common stock directly held by Julian C. Baker and 8,162 shares of the Issuer’s common stock directly held by Felix J. Baker.
(2)	Based on 36,123,297 shares of the Issuer’s common stock outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018.

Page 3 of 12 Pages

CUSIP No. 37244C101	Page 4 of 12 Pages

1		NAMES OF REPORTING PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,838,436 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,838,436 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,838,436 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.4% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 82,765 shares of the common stock of the Issuer underlying options directly held by Julian C. Baker, 66,265 shares of the Issuer’s common stock underlying options directly held by Felix J. Baker, 32,257 shares of the Issuer’s common stock directly held by Julian C. Baker and 8,162 shares of the Issuer’s common stock directly held by Felix J. Baker.
(2)	Based on 36,123,297 shares of the Issuer’s common stock outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018.

Page 4 of 12 Pages

CUSIP No. 37244C101	Page 5 of 12 Pages

1		NAMES OF REPORTING PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,838,436 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,838,436 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,838,436 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.4% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 82,765 shares of the common stock of the Issuer underlying options directly held by Julian C. Baker, 66,265 shares of the Issuer’s common stock underlying options directly held by Felix J. Baker, 32,257 shares of the Issuer’s common stock directly held by Julian C. Baker and 8,162 shares of the Issuer’s common stock directly held by Felix J. Baker.
(2)	Based on 36,123,297 shares of the Issuer’s common stock outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018.

Page 5 of 12 Pages

CUSIP No. 37244C101	Page 6 of 12 Pages

1		NAMES OF REPORTING PERSONS FBB Associates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 173,897
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 173,897
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,897
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 36,123,297 shares of the Issuer’s common stock outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018.

Page 6 of 12 Pages

Amendment No. 35 to Schedule 13D

This Amendment No. 35 to Schedule 13D amends and supplements the statements on the previously filed Schedule 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker, and FBB Associates (“FBB”) collectively, (the “Reporting Persons”). Except as supplemented herein, such statements, as hereto amended and supplemented, remain in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), 667, L.P. (“667”), Baker Bros. Investments, L.P. (“Baker Bros. Investments”), Baker Bros. Investments II, L.P. (“Baker Bros. Investments II”), and Baker/Tisch Investments, L.P. (“Baker Tisch”, and together with Life Sciences, 14159, 667, Baker Bros. Investments and Baker Bros. Investments II, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 below is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

This Amendment No. 35 is being filed to report the sale of shares of the common stock of Genomic Health, Inc. (the “Issuer”) reported in Item 5(c) that resulted in a more than 1 percent change in beneficial ownership. The disclosure regarding the sales in Item 5(c) below is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may dispose of additional securities of the Issuer or purchase securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of common stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may make suggestions to the management of the Issuer regarding financing, and may acquire additional securities of the Issuer, including shares of common stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Stock Options (as defined below), or otherwise) or may dispose of some or all of the securities of the Issuer, including shares of common stock, under their control.

Page 7 of 12 Pages

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 35 are incorporated herein by reference. Set forth below is the aggregate number of shares of common stock of the Issuer directly held by each of the Funds and the percentage of the Issuer’s outstanding shares of common stock such holdings represent. The information set forth below is based upon 36,123,297 shares of common stock outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Name	Number of Shares	Percentage of Class Outstanding
Baker Bros. Investments, L.P.	157,762	0.4%
Baker Bros. Investments II, L.P.	12,010	0.0%
667, L.P.	1,578,129	4.4%
Baker Brothers Life Sciences, L.P.	10,279,011	28.5%
14159, L.P.	272,028	0.8%
Baker/Tisch Investments, L.P.	176,150	0.5%

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB, a general partnership, and as such may be deemed to be beneficial owners of shares of common stock directly held by FBB and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those shares.

The Reporting Persons disclaim beneficial ownership of the securities directly held by each of the Funds, and this Amendment No. 35 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

Julian C. Baker and Felix J. Baker are Directors of the Issuer. Julian C. Baker serves as the Chair of the Nominating and Corporate Governance Committee and Felix J. Baker serves as the Chair of the Compensation Committee and serves on the Science & Technology Committee of the Issuer’s Board.

Felix J. Baker and Julian C. Baker serve on the Issuer’s Board as representatives of the Funds. Due to the agreements and policies of the Funds, Felix J. Baker and Julian C. Baker do not have any right to receive any profits from any securities received as compensation for serving as Directors of the Issuer and therefore have no pecuniary interest in the common stock, shares of restricted stock of the Issuer (“Restricted Stock”) received in lieu of director retainer fees or options to purchase common stock of the Issuer (“Stock Options”) received by Felix J. Baker or Julian C. Baker as director compensation. The Funds are entitled to the pecuniary interest in such common stock, Restricted Stock and Stock Options as each holds an indirect pecuniary interest. Felix J. Baker and Julian C. Baker, solely as a result of their ownership interest in the general partners of the general partners of the Funds, may be deemed to have an indirect pecuniary interest in such common stock, Restricted Stock and Stock Options (i.e. no direct pecuniary interest).

Page 8 of 12 Pages

The Adviser has voting and investment power over the common stock, Restricted Stock and Stock Options held by Julian C. Baker and Felix J. Baker received as director compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such common stock, Restricted Stock and Stock Options held by Julian C. Baker and Felix J. Baker received as director compensation.

(c) The following transactions in the common stock of the Issuer were effected by the Funds noted below during the fifteen days preceding the filing of this statement. The transactions in common stock effected the sixteenth to sixtieth days are disclosed on the previous Schedule 13D filed on November 13, 2018. All transactions were effected in the over-the-counter market directly with a broker-dealer. Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

Name	Date	Number of Shares	Transaction	Price/Share	Footnotes
Baker/Tisch Investments, L.P.	11/16/2018	285	Sale	77.6621	1
Baker Bros. Investments II, L.P.	11/16/2018	19	Sale	77.6621	1
Baker Bros. Investments, L.P.	11/16/2018	255	Sale	77.6621	1
14159, L.P.	11/16/2018	440	Sale	77.6621	1
667, L.P.	11/16/2018	2,556	Sale	77.6621	1
Baker Brothers Life Sciences, L.P.	11/16/2018	16,646	Sale	77.6621	1
Baker/Tisch Investments, L.P.	11/16/2018	949	Sale	76.3483	2
Baker Bros. Investments II, L.P.	11/16/2018	65	Sale	76.3483	2
Baker Bros. Investments, L.P.	11/16/2018	850	Sale	76.3483	2
14159, L.P.	11/16/2018	1,466	Sale	76.3483	2
667, L.P.	11/16/2018	8,499	Sale	76.3483	2
Baker Brothers Life Sciences, L.P.	11/16/2018	55,365	Sale	76.3483	2
Baker/Tisch Investments, L.P.	11/26/2018	419	Sale	74.3598	3
Baker Bros. Investments II, L.P.	11/26/2018	28	Sale	74.3598	3
Baker Bros. Investments, L.P.	11/26/2018	376	Sale	74.3598	3
14159, L.P.	11/26/2018	648	Sale	74.3598	3
667, L.P.	11/26/2018	3,759	Sale	74.3598	3
Baker Brothers Life Sciences, L.P.	11/26/2018	24,487	Sale	74.3598	3
Baker/Tisch Investments, L.P.	11/26/2018	141	Sale	74.0473	4
Baker Bros. Investments II, L.P.	11/26/2018	10	Sale	74.0473	4
Baker Bros. Investments, L.P.	11/26/2018	126	Sale	74.0473	4
14159, L.P.	11/26/2018	217	Sale	74.0473	4
667, L.P.	11/26/2018	1,260	Sale	74.0473	4
Baker Brothers Life Sciences, L.P.	11/26/2018	8,204	Sale	74.0473	4
Baker/Tisch Investments, L.P.	11/27/2018	1,329	Sale	74.2424	5
Baker Bros. Investments II, L.P.	11/27/2018	91	Sale	74.2424	5
Baker Bros. Investments, L.P.	11/27/2018	1,190	Sale	74.2424	5
14159, L.P.	11/27/2018	2,052	Sale	74.2424	5
667, L.P.	11/27/2018	11,907	Sale	74.2424	5
Baker Brothers Life Sciences, L.P.	11/27/2018	77,558	Sale	74.2424	5
Baker/Tisch Investments, L.P.	11/27/2018	628	Sale	73.7557	6
Baker Bros. Investments II, L.P.	11/27/2018	43	Sale	73.7557	6
Baker Bros. Investments, L.P.	11/27/2018	563	Sale	73.7557	6
14159, L.P.	11/27/2018	970	Sale	73.7557	6
667, L.P.	11/27/2018	5,627	Sale	73.7557	6
Baker Brothers Life Sciences, L.P.	11/27/2018	36,652	Sale	73.7557	6
Baker/Tisch Investments, L.P.	11/28/2018	973	Sale	75.2736	7
Baker Bros. Investments II, L.P.	11/28/2018	66	Sale	75.2736	7
Baker Bros. Investments, L.P.	11/28/2018	871	Sale	75.2736	7
14159, L.P.	11/28/2018	1,502	Sale	75.2736	7
667, L.P.	11/28/2018	8,715	Sale	75.2736	7
Baker Brothers Life Sciences, L.P.	11/28/2018	56,764	Sale	75.2736	7
Baker/Tisch Investments, L.P.	11/28/2018	994	Sale	74.7085	8
Baker Bros. Investments II, L.P.	11/28/2018	68	Sale	74.7085	8
Baker Bros. Investments, L.P.	11/28/2018	890	Sale	74.7085	8
14159, L.P.	11/28/2018	1,534	Sale	74.7085	8
667, L.P.	11/28/2018	8,901	Sale	74.7085	8
Baker Brothers Life Sciences, L.P.	11/28/2018	57,979	Sale	74.7085	8
Baker/Tisch Investments, L.P.	11/28/2018	233	Sale	74.0088	9
Baker Bros. Investments II, L.P.	11/28/2018	16	Sale	74.0088	9
Baker Bros. Investments, L.P.	11/28/2018	209	Sale	74.0088	9
14159, L.P.	11/28/2018	360	Sale	74.0088	9
667, L.P.	11/28/2018	2,087	Sale	74.0088	9
Baker Brothers Life Sciences, L.P.	11/28/2018	13,595	Sale	74.0088	9
Baker/Tisch Investments, L.P.	11/28/2018	1,335	Sale	76.8059	10
Baker Bros. Investments II, L.P.	11/28/2018	91	Sale	76.8059	10
Baker Bros. Investments, L.P.	11/28/2018	1,197	Sale	76.8059	10
14159, L.P.	11/28/2018	2,064	Sale	76.8059	10
667, L.P.	11/28/2018	11,972	Sale	76.8059	10
Baker Brothers Life Sciences, L.P.	11/28/2018	77,976	Sale	76.8059	10

Page 9 of 12 Pages

(1)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $77.23 to $78.18. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $76.20 to $77.09. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $74.16 to $75.15. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(4)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $73.92 to $74.15. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(5)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $74.13 to $75.11. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(6)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $73.69 to $74.11. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(7)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $75.03 to $76.02. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(8)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $74.18 to $75.02. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(9)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $74.00 to $74.02. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(10)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $76.17 to $77.16. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

Page 10 of 12 Pages

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are held directly by 14159, a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

Certain securities of the Issuer are held directly by FBB, a general partnership of which the sole members are Julian C. Baker and Felix J. Baker.

Certain securities of the Issuer are held directly by Baker Bros. Investments, a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros. Capital (GP), LLC.

Certain securities of the Issuer are held directly by Baker Bros. Investments II, a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros. Capital (GP), LLC.

Certain securities of the Issuer are held directly by Baker Tisch, a limited partnership the sole general partner of which is Baker/Tisch Capital, L.P., a limited partnership the sole general partner of which is Baker/Tisch Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker/Tisch Capital (GP), LLC.

(e) Not applicable.

Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 28, 2018

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB Associates

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Partner

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